AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

3 July 2007

07025671

SEC MAIL PROCESSING
RECEIVED
JUL 2 3 2007
WASH, D.C. 160
SECTION

SUPPL

Securities & Exchange Commis
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 2 July 2007, Re: Amsteel Corporation Berhad ("Amsteel" or "Company") - Decision in respect of de-listing procedures commenced against Amsteel for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
AUG 0 6 2007
THOMSON FINANCIAL

c.c Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dw 8/3

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 2162 3448

General Announcement
Reference No **MM-070702-66497**

Submitting Merchant Bank	:	AMINVESTMENT BANK BERHAD
Company Name	:	AMSTEEL CORPORATION BERHAD
Stock Name	:	AMSTEEL
Date Announced	:	02/07/2007

Type	:	**Announcement**
Subject	:	**AMSTEEL CORPORATION BERHAD ("AMSTEEL" OR "COMPANY") DECISION IN RESPECT OF DE-LISTING PROCEDURES COMMENCED AGAINST AMSTEEL**

Contents :

This announcement is dated 2 July 2007.

Bursa Malaysia Securities Berhad **("Bursa Securities")** had vide its letter dated 8 June 2007 stated that it was unable to consider the Company's application for a further extension of time to make the requisite announcement **("RA")** of the Company's regularisation plan and submission of its regularisation plan to the Securities Commission and other relevant authorities for approval by 30 June 2007 and 31 July 2007 respectively.

AmInvestment Bank Berhad (formerly known as AmMerchant Bank Berhad), on behalf of the Board of Directors of Amsteel, hereby announce that Bursa Securities has vide its letter dated 2 July 2007 noted that the Company has failed to announce the RA in accordance with paragraph 8.14C of the Listing Requirements of Bursa Securities and Practice Note 17/2005 by 30 June 2007.

In this circumstances and in accordance with the decision of Bursa Securities conveyed to the Company vide its letter dated 6 April 2007, Bursa Securities has informed that the securities of the Company will be removed from the Official List of Bursa Securities at **9.00 am** on **Thursday, 12 July 2007 ("Delisting")**.

With respect to the securities of the Company which are deposited with Bursa Malaysia Depository Sdn Bhd **("Bursa Depository")**, the securities may remain deposited with Bursa Depository notwithstanding the de-listing of the securities from the Official List of Bursa Securities. It is not mandatory for the securities of the Company to be withdrawn from Bursa Depository.

Alternatively, shareholders of the Company who intend to hold their securities in the form of physical certificates, can withdraw these securities from their Central Depository System accounts maintained with Bursa Depository at anytime after the securities of the Company have been de-listed from the Official List of Bursa Securities by submitting an application form for withdrawal in accordance with the procedures prescribed by Bursa Depository. These shareholders can contact any Participating Organisation of Bursa Securities and/or Bursa Securities' General Line at 03-2034 7000 for further information on the withdrawal procedures.

Notwithstanding the decision on Delisting, the Company will be submitting an appeal to Bursa Securities in respect of the Delisting in the interest of its shareholders. The Board of Directors of Amsteel wishes to inform that whilst the Company has presented a proposed regularisation plan to its lenders, the Company has yet to reach an agreement with its lenders to facilitate the RA by 30 June 2007. The Company will continue to discuss with the parties involved towards achieving an agreed proposal to regularise its financial condition.

END